UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           PILGRIM'S PRIDE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    721467108
                                 (CUSIP Number)

James P. O'Donnell                                                   Guy Lawson
Executive Vice President, Chief Financial                  McGrath North Mullin
Officer and Corporate Secretary                                 & Kratz, PC LLO
ConAgra Foods, Inc.                             Suite 3700 First National Tower
One ConAgra Drive                                             1601 Dodge Street
Omaha, NE 68102                                                 Omaha, NE 68102
(402) 595-4000                                                   (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 721467108                                               Page 2 of 6



         1)   Names of Reporting Persons: I.R.S. Identification No. of Above
              Person:

              ConAgra Foods, Inc.              47-0248710

         2)   Check the Appropriate Box if a Member of a Group:

               (a)
               (b)

         3)   SEC Use Only:

         4)   Source of Funds (See Instructions):

                00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)   Citizenship or Place of Organization:

                Delaware


         Number of Shares      (7) Sole Voting Power:                25,443,054
         Beneficially          (8) Shared Voting Power:              0
         Owned by Each         (9) Sole Dispositive Power:           25,443,054
         Reporting Person     (10) Shared Dispositive Power:         0
         With

         11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                25,443,054 shares

         12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

         13)  Percent of Class Represented by Amount in Row (11):

                38.2%

         14)  Type of Reporting Person (See Instructions):

                CO


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CUSIP No. 721467108                                                 Page 3 of 6



ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D ("Schedule 13D") relates to Common Stock, par value $.01 per share (the "Common Stock"), of Pilgrim's Pride Corporation, a Delaware corporation ("Pilgrim's Pride"). The principal executive offices of Pilgrim's Pride are located at 110 South Texas Street, Pittsburg, Texas 75686.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by ConAgra Foods, Inc., a Delaware corporation ("ConAgra Foods"). The address of ConAgra Foods' principal executive offices is One ConAgra Drive, Omaha, Nebraska 68102. ConAgra Foods is a leading packaged food company, serving consumer grocery retailers as well as restaurants and other foodservice establishments.

     The name, business address, present principal occupation or employment and citizenship of each executive officer who signs the periodic reports filed under the Act by ConAgra Foods and each director of ConAgra Foods is set forth in
Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither ConAgra Foods nor, to the best knowledge of ConAgra Foods, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

     For information about the executive officers and directors of ConAgra Foods, see Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

Stock Purchase Agreement

     On November 24, 2003, Pilgrim's Pride acquired the chicken business (the "Acquired Business") of ConAgra Foods through the acquisition (the "Acquisition") contemplated by the Stock Purchase Agreement, dated as of June 7, 2003, as amended, between ConAgra Foods and Pilgrim's Pride (the "Purchase Agreement"). The Acquired Business was wholly-owned by ConAgra Foods. In the Acquisition, ConAgra Foods received cash and 25,443,054 shares of Common Stock, pursuant to the terms and conditions described in the Purchase Agreement.

     On November 21, 2003, Pilgrim's Pride reclassified its former Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and former Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), into the Common Stock. The Common Stock issued to ConAgra Foods pursuant to the Purchase Agreement is entitled to one vote per share. Each share of Class A Common Stock and Class B Common Stock that was reclassified into one share of Common Stock is entitled to cast twenty votes on all matters submitted to a vote of Pilgrim's Pride stockholders, until there is a change in the beneficial ownership of such share. Accordingly, the 25,443,054 shares of Common Stock held by ConAgra Foods represent approximately 38.2% of Pilgrim's Pride's total equity as of November 24, 2003, and approximately 3.0% of Pilgrim's Pride's total outstanding votes.

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CUSIP No. 721467108                                               Page 4 of 6

Registration Rights and Transfer Restriction Agreement

     Pilgrim's Pride, Lonnie A. Pilgrim and Lonnie K. Pilgrim are party to a Registration Rights and Transfer Restriction Agreement with ConAgra Foods (the "Registration Rights Agreement") that was entered into in connection with the closing of the Acquisition. The Registration Rights Agreement requires Pilgrim's Pride to register shares of Common Stock received by ConAgra Foods in the Acquisition (the "Shares") with the Securities and Exchange Commission for resales following the Acquisition. The Registration Rights Agreement provides that ConAgra Foods will not, without the consent of Pilgrim's Pride, (i) except pursuant to a third party tender offer, transfer the Shares during the 12 months following the Acquisition or more than 33 1/3% of the Shares in any 12 month period or (ii) acquire additional voting securities of Pilgrim's Pride, make any offers to acquire any business or material assets of Pilgrim's Pride, propose that any third party acquire any voting securities of Pilgrim's Pride (other than an acquisition of the Shares), propose any business combination or other extraordinary transaction involving Pilgrim's Pride, join a group with respect to ownership of voting securities of Pilgrim's Pride, or enter into negotiations with any third party with respect to the foregoing.

Plans or Proposals

     Other than as described in this Schedule 13D, neither ConAgra Foods nor, to the best knowledge of ConAgra Foods, the persons identified in Schedule I attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     All references to and descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by references to copies of the Purchase Agreement and the form of the Registration Rights Agreement, which are incorporated into this Schedule 13D by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) ConAgra Foods is the beneficial owner of an aggregate of 25,443,054 shares of Common Stock constituting approximately 38.2% of the outstanding Common Stock (based on 13,523,429 shares of Class A Common Stock and 27,589,250 shares of Class B Common Stock outstanding on November 17, 2003, as provided in the Pilgrim's Pride annual report on Form 10-K for the year ended September 27, 2003, plus 25,443,054 shares of Common Stock issued to ConAgra Foods on November 24, 2003).

     (b) The table below summarizes the number of shares of Common Stock over which ConAgra Foods has sole voting and dispositive power and shared voting and dispositive power.

===============================================================================
            Voting                               Dispositive

--------------   --------------     --------------      --------------------
   Sole              Shared             Sole                     Shared
--------------   --------------     --------------      --------------------
 25,443,054            0              25,443,054                   0
===============================================================================

     (c) See Item 4 above.

     (d) Not Applicable.

     (e) Not Applicable.

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CUSIP No. 721467108                                              Page 5 of 6

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, to the best knowledge of ConAgra Foods, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto and between such persons and any person with respect to any securities of Pilgrim's Pride, including but not limited to, transfer or voting of any of the securities of Pilgrim's Pride, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of Pilgrim's Pride.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   Schedule I.

     2. Stock Purchase Agreement, dated as of June 7, 2003, between ConAgra Foods, Inc. and Pilgrim's Pride Corporation.1

     3. Amendment No. 1 to Stock Purchase Agreement, dated as of August 11, 2003, between ConAgra Foods, Inc. and Pilgrim's Pride Corporation.2

     4. Amendment No. 2 to Stock Purchase Agreement, dated as of August 20, 2003, between ConAgra Foods, Inc. and Pilgrim's Pride Corporation.3

     5. Form of Registration Rights and Transfer Restriction Agreement between ConAgra Foods, Inc., Pilgrim's Pride Corporation, Lonnie A. Pilgrim and Lonnie K. Pilgrim.4

------------
1 Incorporated by reference from Exhibit 99.2 to Pilgrim's Pride's Current Report on Form 8-K dated June 7, 2003.
2 Incorporated by reference from Exhibit 10.1 to Pilgrim's Pride's Current Report on Form 8-K dated August 11, 2003.
3 Incorporated by reference from Annex F to Pilgrim's Pride's Proxy Statement for the Special Meeting of Stockholders held on November 20, 2003.
4 Incorporated by reference from Exhibit 99.9 to Pilgrim's Pride's Current Report on Form 8-K dated June 7, 2003.


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CUSIP No. 721467108                                              Page 6 of 6


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Schedule 13D is true, complete and correct.

DATED this 24th day of November, 2003.

                                                     CONAGRA FOODS, INC.


                                             By:    /s/ J.P. O'Donnell
                                                  -----------------------------
                                                  J.P. O'Donnell
                                                  Executive Vice President,
                                                    Chief Financial Officer and
                                                    Corporate Secretary

                                  EXHIBIT INDEX


Exhibit            Description

Exhibit 1  Schedule I

Exhibit 2 Stock Purchase Agreement, dated as of June 7, 2003, between ConAgra Foods, Inc. and Pilgrim's Pride Corporation. 1

Exhibit 3 Amendment No. 1 to Stock Purchase Agreement, dated as of August 11, 2003, between ConAgra Foods, Inc. and Pilgrim's Pride Corporation. 2

Exhibit 4 Amendment No. 2 to Stock Purchase Agreement, dated as of August 20, 2003, between ConAgra Foods, Inc. and Pilgrim's Pride Corporation. 3

Exhibit 5 Form of Registration Rights and Transfer Restriction Agreement between ConAgra Foods, Inc., Pilgrim's Pride Corporation, Lonnie A. Pilgrim and Lonnie K. Pilgrim. 4


--------
1 Incorporated by reference from Exhibit 99.2 to Pilgrim's Pride's Current Report on Form 8-K dated June 7, 2003.
2 Incorporated by reference from Exhibit 10.1 to Pilgrim's Pride's Current Report on Form 8-K dated August 11, 2003.
3 Incorporated by reference from Annex F to Pilgrim's Pride's Proxy Statement for the Special Meeting of Stockholders held on November 20, 2003.
4 Incorporated by reference from Exhibit 99.9 to Pilgrim's Pride's Current Report on Form 8-K dated June 7, 2003.

                                   SCHEDULE I

     ConAgra Foods, Inc.'s ("ConAgra Foods") executive officers and directors (the "Individuals") and the information required by Item 2 of Schedule 13D are listed below, along with the offices held by such Individual. Each Individual is a U.S. citizen.

      Bruce C. Rohde                    Chairman of the Board and
      One ConAgra Drive                 Chief Executive Officer of ConAgra Foods
      Omaha, NE 68102

      James P. O'Donnell                Executive Vice President, Chief
      One ConAgra Drive                 Financial Officer and Corporate
      Omaha, NE 68102                   Secretary of ConAgra Foods

      Dwight J. Goslee                  Executive Vice President,
      One ConAgra Drive                 Operations Control and
      Omaha, NE 68102                   Development of ConAgra Foods

      Jay D. Bolding                    Senior Vice President and
      One ConAgra Drive                 Corporate Controller of ConAgra Foods
      Omaha, NE 68102

      David H. Batchelder               Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102


      Mogens Bay                        Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102

      Howard G. Buffett                 Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102

      Stephen G. Butler                 Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102

      John T. Chain, Jr.                Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102

      Alice B. Hayes                    Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102


      W.G. Jurgensen                    Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102


      Robert A. Krane                   Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102

      Mark Rauenhorst                   Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102


      Carl E. Reichardt                 Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102


      Ronald W. Roskens                 Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102


      Kenneth E. Stinson                Director of ConAgra Foods
      One ConAgra Drive
      Omaha, NE 68102